04039011

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.	**0000802106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, July 27, 2004 Home Equity Pass-Through Certificates, Series 2004-FFB	**333-115435**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: [signature]
Name: John P. Graham
Title: Vice President

Dated: July 27, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [7/9/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

[$423,915,536] (Approximate)

First Franklin Mortgage Loan Trust 2004-FFB
Home Equity Mortgage Pass-Through Certificates, Series 2004-FFB

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Expected Ratings (S&P/Moody's)
A-1	324,700,000	Senior/Fixed	(2)	1.7	AAA/Aaa
A-IO	Notional (5)	Senior/Variable/IO	Variable (2) (6)	N/A	AAA/Aaa
A-R (4)	100	Senior/Residual	Pass-Through Rate	N/A	AAA/NR
A-RL(4)	100	Senior/Residual	Pass-Through Rate	N/A	AAA/NR
M-1	7,000,000	Mezzanine/Variable	Pass-Through Rate	5.3	AA+/Aa1
M-2	31,800,000	Mezzanine/Variable	Pass-Through Rate	4.9	AA/Aa2
M-3	8,275,000	Mezzanine/Variable	Pass-Through Rate	4.6	AA-/A1
M-4	27,775,000	Mezzanine/Variable	Pass-Through Rate	4.5	A/A2
M-5	7,850,000	Subordinate/Variable	Pass-Through Rate	4.4	A-/Baa1
B	16,515,336	Subordinate/Variable	Pass-Through Rate	4.4	BBB/Baa2
Total	423,915,536				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Expected Ratings (S&P/Moody's)
X-1	0	Subordinate	Variable	N/A	NR
X-2	0	Charged Off Loans	0.00%	N/A	NR
P (3)	100	Senior	Net Funds Rate	N/A	AAA/NR

(1) The collateral prepayment speed assumes [30%] CPR. Bonds are priced to call. Initial class balances will be +/- 10% of that indicated.
(2) Coupons will be subject to a Net Funds Rate as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the related REMICs.
(5) The Class A-IO notional amount for each distribution date will be equal to 100% of the principal balance of the Class A-1 Certificates.
(6) Interest will accrue on the Class A-IO Certificates at a per annum pass-through equal to the excess, if any, of the Net Funds Rate over the coupon of the Class A-1 Certificates.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Credit Risk Manager:	The Murrayhill Company
Servicer:	Wilshire Credit Corporation
Trustee:	JPMorgan Chase Bank
Mortgage Pool Policy Provider:	Radian Insurance Inc.
Cut-off Date:	July 1, 2004.
Deal Settlement:	On or about July 29, 2004
Investor Settlement:	On or about July 30, 2004
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in August 2004.
Accrual Period:	With regard to the Offered Certificates, the calendar month preceding the month of that Distribution Date on a 30/360 day count basis.
Delay Days:	24 days with respect to the Offered Certificates.
Collateral:	The mortgage loans are all fixed rate, closed-end, second liens originated exclusively by First Franklin Financial Corporation.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") is a constant prepayment of 30.0% CPR.
Offered Certificates:	The Class A-1, Class A-IO, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-IO, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation	REMIC.
Optional Termination:	10% optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans.
Minimum Excess Spread Amount:	With respect to each Distribution Date, will be equal an annual rate of 2.50% of the aggregate principal balance of the Mortgage Loans for the immediately preceding Distribution Date.

Net Funds Rate: With respect to each Distribution Date, for the offered Certificates, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee amount, (ii) the trustee fee amount, (iii) the credit risk manager fee amount, (iv) the Radian pool insurance premium amount and (v) the Minimum Excess Spread Amount by (y) the product of (i) the aggregate principal balance of the Mortgage Loans for the immediately preceding Distribution Date (or as of the Cut-off Date for the first Distribution Date) and (ii) 12. The Net Funds Rate is initially expected to be approximately 5.81%. See Pass-Through Rate definition.

Pass-Through Rate: The Pass-Through Rate for the Class A-1 Certificates will be equal to the lesser of (i) 4.10% and (ii) the Net Funds Rate. The Pass-Through Rate on the Class A-IO will be equal to the excess, if any, of (a) the Net Funds Rate over (b) the Class A-1 Pass-Through Rate. The Pass-Through Rate for the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, and Class B certificates will be equal to the Net Funds Rate.

Accrued Certificate Interest: For each Class of Offered Certificates, on any Distribution Date, will equal the amount of interest accrued during the related Accrual Period on the related Class Principal Balance.

Interest Carry Forward Amount: For each Class of Offered Certificates, on any Distribution Date, will equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to the immediately preceding distribution date and any unpaid Interest Carry Forward Amount from the immediately preceding distribution date over (y) the amount actually distributed to such Class with respect to interest on such immediately preceding distribution date, and (ii) interest on such excess at the Pass-Through Rate for such Class.

Interest Remittance Amount: For any Distribution Date will equal the sum of (1) all interest collected (other than interest portion of Payaheads, if applicable) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the Expense Fee with respect to such mortgage loans and (y) unreimbursed Advances and other amounts due to the servicer or the trustee with respect to such mortgage loans, to the extent allocable to interest, (2) all Compensating Interest paid by the servicer with respect to such mortgage loans and the related distribution date, (3) the portion of any Substitution Amount or purchase price paid with respect to such mortgage loans during the calendar month immediately preceding that distribution date allocable to interest, (4) all Net Liquidation Proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and expenses, to the extent allocable to interest, and unpaid servicing fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest and (5) payments made under the Mortgage Pool Insurance Policy with respect the related distribution date allocable to interest.

Principal Remittance Amount: For any Distribution Date will equal the sum of (1) all principal collected (other than principal portion of Payaheads) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period (less unreimbursed Advances, servicing advances and other amounts due to the servicer and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period, (2) all principal prepayments on the mortgage loans received during the related Prepayment Period, (3) the outstanding principal balance of each mortgage loan repurchased during the calendar month immediately preceding that Distribution Date, (4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that Distribution Date allocable to principal, (5) all net liquidation proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and other expenses, to the extent allocable to principal) collected during the related Collection Period, to the extent allocable to principal and (6) payments made under the Mortgage Pool Insurance Policy with respect to the related distribution date allocable to principal.

Overcollateralization Release Amount With regard to any distribution date, will be equal to the lesser of (x) the Principal Remittance Amount for such distribution date and (y) the amount, if any, by which (1) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance amount and Excess Cashflow Loss Payment for such date is applied on such date in reduction of the aggregate of the Class Principal Balances of the certificates (to an amount not less than zero), exceeds (2) the Targeted Overcollateralization Amount for such date.

Principal Payment Amount: For any distribution date will be equal to the Principal Remittance Amount plus any Excess Cashflow Loss Payment for such date, minus the Overcollateralization Release Amount, if any, for such date.

Credit Enhancement:

1. Excess cashflow
2. Overcollateralization.
3. Mortgage Pool Policy: A private insurance policy insuring against losses on the Collateral of up to 9.00% of the Maximum Pool Balance, subject to carve outs and deductibles, will be issued by Radian Insurance Inc. The Pool Policy will be available to make payments to the extent of any losses, net of losses attributable to special hazard, Bankruptcy and extraordinary events such as war, insurrection, terrorism, radiation, nuclear reaction and government action, up to the amount remaining under the Pool Policy when the excess cashflow and Overcollateralization are insufficient to cover collateral losses. The claim amount shall be an amount equal to the lesser of: (i) 110% of the unpaid principal balance due under the loan as of the date of default without capitalization of delinquent interest, penalties or advances; and (ii) the sum of 100% of the unpaid principal balance due under the loan as of the date of default, plus the amount of the accumulated delinquent interest, computed to the date of claim payment at the loan rate of interest, plus foreclosure costs, including court costs and reasonable attorneys' fees, paid by the trustee.
4. Subordination (see table below).

Class (Aggregated)	Expected Initial Approx. Credit Enhancement*	Expected Initial Approx. Target Credit Enhancement*	Expected Final Approx. Target Credit Enhancement**
A-1	23.40%	26.40%	52.80%
M-1	21.75%	24.75%	49.50%
M-2	14.25%	17.25%	34.50%
M-3	12.30%	15.30%	30.60%
M-4	5.75%	8.75%	17.50%
M-5	3.90%	6.90%	13.80%
B	0.00%	3.00%	6.00%

* Prior to stepdown date, based on Maximum Pool Balance.
** On or after stepdown date, based on the outstanding pool balance.

Targeted Overcollateralization Amount:

1. Before the Stepdown Date, the required overcollateralization amount is initially 3.00% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is 6.00% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of 0.50% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage:

With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balances of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Stepdown Date:

The later to occur of (i) the Distribution Date in August 2007 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to approximately 52.80%.

Trigger Event:

A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [ ] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
August 2004 – July 2007	N/A
August 2007 – July 2008	[]
August 2008 – July 2009	[]
August 2009 – July 2010	[]
August 2010 – July 2011	[]
August 2011 and thereafter	[]

Registration:

The Offered Certificates, other than the Class A-R Certificates and Class A-RL Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. Concurrently to the Class A-1, Class A-IO, Class A-R, Class A-RL and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, pro rata;
2. to the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
3. to the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. to the Class M-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. to the Class M-4 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. to the Class M-5 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. to the Class B Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. For application as part of monthly excess cash flow.

II. The Principal Payment Amount before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in August 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates and Class A-RL Certificates; concurrently on a pro rata basis, until the Class Principal Balances thereof have been reduced to zero, and then to the Class A-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates until the Class Principal Balance of such class has been reduced to zero;
8. to the Class B Certificates until the Class Principal Balance of such class has been reduced to zero;
9. For application as part of monthly excess cash flow.

III. The Principal Payment Amount on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in August 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. to the Class A-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class A-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates in accordance with the Target Credit Enhancement percentage for the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates in accordance with the Target Credit Enhancement percentage for the Class M-3 Certificates, until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates in accordance with the Target Credit Enhancement percentage for the Class M-4 Certificates, until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates in accordance with the Target Credit Enhancement percentage for the Class M-5 Certificates, until the Class Principal Balance of such class has been reduced to zero;
8. to the Class B Certificates in accordance with the Target Credit Enhancement percentage for the Class B Certificates, until the Class Principal Balance of such class has been reduced to zero;
9. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. An amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount and distributed as set forth above in II and III (any such amount, an "Excess Cashflow Loss Payment");
2. If there are no unpaid realized loss amounts for the Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and the Class B Certificates, then to the Mortgage Pool Policy Provider any unreimbursed claim amount previously paid under the Mortgage Pool Policy;
3. a) On and after the second distribution date, on each Distribution Date prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required Overcollateralization Amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
4. to the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. to the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. to the Class M-3 Certificates, any unpaid realized loss amounts for such Class;
7. to the Class M-4 Certificates, any unpaid realized loss amounts for such Class;
8. to the Class M-5 Certificates, any unpaid realized loss amounts for such Class;
9. to the Class B Certificates, any unpaid realized loss amounts for such Class;
10. to the Mortgage Pool Policy Provider any unreimbursed claim amount previously paid under the Pool Policy,
11. to the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement,
12. to the Class A-R Certificates and Class A-RL Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates and Class A-RL Certificates under this clause (12).

Bond Summary

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.9	2.6	1.7	1.1	0.9	0.6
First Pay	08/04	08/04	08/04	08/04	08/04	08/04
Last Pay	08/17	04/13	11/10	05/07	10/06	01/06

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.6	5.8	5.3	2.9	2.3	1.6
First Pay	08/08	12/07	05/09	05/07	10/06	01/06
Last Pay	08/17	04/13	11/10	07/07	11/06	02/06

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.6	5.7	4.9	4.6	2.6	1.8
First Pay	08/08	10/07	05/08	07/07	11/06	02/06
Last Pay	08/17	04/13	11/10	05/09	06/07	07/06

Class M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.6	5.7	4.6	4.6	3.4	2.0
First Pay	08/08	10/07	03/08	12/08	06/07	07/06
Last Pay	08/17	04/13	11/10	05/09	05/08	08/06

Class M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.6	5.7	4.5	4.2	3.8	2.3
First Pay	08/08	08/07	11/07	02/08	05/08	08/06
Last Pay	08/17	04/13	11/10	05/09	05/08	01/07

Class M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.6	5.7	4.4	3.9	3.8	2.5
First Pay	08/08	08/07	10/07	12/07	03/08	01/07
Last Pay	08/17	04/13	11/10	05/09	05/08	01/07

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.6	5.7	4.4	3.8	3.5	2.5
First Pay	08/08	08/07	09/07	09/07	10/07	01/07
Last Pay	08/17	04/13	11/10	05/09	05/08	01/07

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	4.1	2.8	1.9	1.1	0.9	0.6
First Pay	08/04	08/04	08/04	08/04	08/04	08/04
Last Pay	09/23	01/23	11/18	05/07	10/06	01/06

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.3	6.4	5.8	2.9	2.3	1.6
First Pay	08/08	12/07	05/09	05/07	10/06	01/06
Last Pay	09/23	08/21	03/17	07/07	11/06	02/06

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.3	6.4	5.4	6.3	2.6	1.8
First Pay	08/08	10/07	05/08	07/07	11/06	02/06
Last Pay	09/23	05/21	01/17	07/15	06/07	07/06

Class M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.3	6.3	5.1	5.0	5.3	2.0
First Pay	08/08	10/07	03/08	12/08	06/07	07/06
Last Pay	09/23	03/20	01/16	05/13	04/13	08/06

Class M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.3	6.3	4.9	4.5	5.1	2.4
First Pay	08/08	08/07	11/07	02/08	07/08	08/06
Last Pay	09/23	10/19	09/15	02/13	07/11	04/07

Class M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.3	6.2	4.8	4.2	4.1	2.8
First Pay	08/08	08/07	10/07	12/07	03/08	04/07
Last Pay	01/23	10/17	04/14	12/11	06/10	07/07

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.1	6.0	4.6	4.0	3.7	4.1
First Pay	08/08	08/07	09/07	09/07	10/07	07/07
Last Pay	09/22	12/16	08/13	07/11	01/10	04/10

Breakeven CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) based on the following assumptions: 100% PPC, 100% Loss Severity, Trigger event is in effect for each distribution date, no stepdown occurs, 6 month lag to liquidation, and 100% servicer advancing.

Class	Breakeven CDR	Collateral Cum Loss
Class M-1	18.1%	35.4%
Class M-2	13.4%	28.4%
Class M-3	12.2%	26.4%
Class M-4	8.8%	20.3%
Class M-5	7.9%	18.5%
Class B	6.1%	14.8%

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 07/01/04 cutoff date. The final numbers will be found in the prospectus supplement.

Total Number of Loans		8,805				
Total Outstanding Loan Balance	$	423,915,535.68		Min		Max
Average Loan Current Balance	$	48,144.86	$	9,898.94	$	179,499.59
Weighted Average Combined LTV		99.56%		21.68%		100.00%
Weighted Average Coupon		9.66%		5.50%		12.50%
Weighted Average FICO (Non-Zero)		665				
Weighted Average Age (Months)		4				
% Prepayment Penalties		76.52%				
% Balloons		96.83%				
% Second Liens		100.00%				

Principle Balance at Origination	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,449	$ 28,921,443.84	6.82	645	99.54	10.03	99.85
25,000.01 - 50,000.00	4,110	$ 148,033,367.46	34.92	656	99.58	9.96	99.96
50,000.01 - 75,000.00	1,948	$ 119,625,814.81	28.22	666	99.50	9.68	99.90
75,000.01 - 100,000.00	849	$ 72,370,525.97	17.07	672	99.51	9.43	99.76
100,000.01 - 125,000.00	322	$ 35,853,681.19	8.46	679	99.86	9.28	100.00
125,000.01 - 150,000.00	70	$ 9,596,926.46	2.26	712	99.39	8.19	100.00
150,000.01 - 175,000.00	56	$ 9,334,276.36	2.20	714	99.54	8.28	100.00
175,000.01 - 200,000.00	1	$ 179,499.59	0.04	681	95.00	7.88	100.00
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,451	$ 28,970,587.43	6.83	645	99.54	10.03	99.85
25,000.01 - 50,000.00	4,111	$ 148,132,001.98	34.94	656	99.58	9.96	99.96
50,000.01 - 75,000.00	1,946	$ 119,535,699.71	28.20	666	99.50	9.68	99.90
75,000.01 - 100,000.00	850	$ 72,470,272.76	17.10	672	99.51	9.43	99.76
100,000.01 - 125,000.00	320	$ 35,696,271.39	8.42	679	99.86	9.27	100.00
125,000.01 - 150,000.00	70	$ 9,596,926.46	2.26	712	99.39	8.19	100.00
150,000.01 - 175,000.00	56	$ 9,334,276.36	2.20	714	99.54	8.28	100.00
175,000.01 - 200,000.00	1	$ 179,499.59	0.04	681	95.00	7.88	100.00
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

FICO	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
600 - 625	2,297	$ 88,902,268.69	20.97	613	99.49	11.31	99.88
626 - 650	2,182	$ 99,524,721.63	23.48	638	99.54	10.42	100.00
651 - 675	1,660	$ 82,105,897.80	19.37	662	99.60	9.44	99.65
676 - 700	1,116	$ 63,698,806.47	15.03	687	99.55	8.55	100.00
701 - 725	712	$ 41,114,580.57	9.70	711	99.69	8.18	100.00
726 - 750	450	$ 25,874,851.72	6.10	737	99.46	8.19	100.00
751 - 775	268	$ 16,131,828.33	3.81	762	99.78	8.14	100.00
776 - 800	112	$ 6,149,436.07	1.45	785	99.56	8.20	100.00
801+	8	$ 413,144.40	0.10	805	100.00	8.08	100.00
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Original Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 120	13	$ 477,386.51	0.11	680	99.89	9.31	100.00
121 - 180	1,327	$ 55,529,008.49	13.10	658	99.56	9.49	99.95
181 - 240	7,465	$ 367,909,140.68	86.79	666	99.56	9.69	99.90
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Remaining Term to Maturity	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 120	13	$ 477,386.51	0.11	680	99.89	9.31	100.00
121 - 180	1,327	$ 55,529,008.49	13.10	658	99.56	9.49	99.95
181 - 240	7,465	$ 367,909,140.68	86.79	666	99.56	9.69	99.90
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	258	$ 13,297,395.41	3.14	675	98.36	9.40	100.00
Condominium	899	$ 45,378,861.60	10.70	677	99.64	9.37	99.71
PUD	1,975	$ 100,468,779.68	23.70	663	99.53	9.73	99.95
Single Family Residence	5,673	$ 264,770,498.99	62.46	663	99.62	9.70	99.92
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	2	$ 75,240.86	0.02	624	100.00	10.99	-
Primary	8,797	$ 423,521,670.86	99.91	665	99.56	9.66	100.00
Secondary	6	$ 318,623.96	0.08	662	100.00	9.60	-
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Construction/Permanent	1	$ 41,200.00	0.01	609	100.00	12.25	100.00
Purchase	7,711	$ 374,465,889.83	88.34	667	99.64	9.62	99.89
Refinance - Cashout	889	$ 41,443,846.54	9.78	650	98.90	9.97	100.00
Refinance - Rate Term	204	$ 7,964,599.31	1.88	648	99.11	10.10	100.00
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Combined LTV - Given	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
20.01 - 30.00	1	$ 67,369.97	0.02	726	21.68	8.25	100.00
50.01 - 60.00	1	$ 38,308.50	0.01	636	59.68	10.99	100.00
80.01 - 90.00	136	$ 5,298,778.86	1.25	656	89.53	9.26	100.00
90.01 - 95.00	337	$ 17,834,374.81	4.21	660	94.67	9.56	100.00
95.01 - 100.00	8,330	$ 400,676,703.54	94.52	665	99.93	9.67	99.90
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	3,505	$ 231,010,971.38	54.49	674	99.44	9.42	99.94
Florida	635	$ 23,490,075.39	5.54	655	99.76	10.03	99.90
Texas	574	$ 18,999,020.02	4.48	655	99.73	10.16	99.48
Colorado	337	$ 15,225,302.77	3.59	655	99.66	9.96	100.00
Oregon	416	$ 14,242,774.04	3.36	661	99.79	9.75	100.00
Washington	346	$ 13,574,267.11	3.20	656	99.69	10.06	99.56
Tennessee	420	$ 11,123,913.86	2.62	641	99.94	8.02	100.00
Nevada	210	$ 9,183,631.98	2.17	654	99.51	9.94	100.00
Georgia	253	$ 9,140,975.69	2.16	650	99.77	10.29	100.00
Utah	241	$ 7,900,539.85	1.86	661	99.86	10.18	100.00
Arizona	231	$ 7,869,765.60	1.86	650	99.71	10.05	100.00
Maryland	149	$ 7,623,927.73	1.80	657	99.95	10.06	100.00
Minnesota	148	$ 5,959,271.56	1.41	659	99.69	10.06	100.00
Ohio	178	$ 5,298,931.24	1.25	644	99.87	10.37	99.11
Michigan	147	$ 4,912,341.26	1.16	641	99.90	10.46	100.00
Other	1,015	$ 38,359,826.20	9.05	656	99.47	10.07	99.92
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	8,638	$ 414,610,560.71	97.80	665	99.56	9.67	99.91
Reduced	167	$ 9,304,974.97	2.20	688	99.57	9.31	100.00
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Current Rate	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
5.001 - 5.500	1	$	76,389.76	0.02	704	99.99	5.50	100.00
5.501 - 6.000	1	$	37,836.59	0.01	636	100.00	6.00	100.00
6.501 - 7.000	2	$	205,844.87	0.05	727	99.93	6.96	100.00
7.001 - 7.500	12	$	446,932.43	0.11	736	90.00	7.38	100.00
7.501 - 8.000	1,129	$	57,848,502.08	13.65	714	99.47	7.98	100.00
8.001 - 8.500	1,175	$	67,410,141.65	15.90	712	99.67	8.33	100.00
8.501 - 9.000	599	$	31,021,204.32	7.32	696	99.16	8.72	100.00
9.001 - 9.500	1,044	$	53,680,841.58	12.66	668	99.60	9.22	99.47
9.501 - 10.000	1,430	$	70,387,828.37	16.60	651	99.82	9.81	100.00
10.001 - 10.500	192	$	8,543,735.06	2.02	647	99.13	10.28	100.00
10.501 - 11.000	876	$	41,287,621.63	9.74	629	99.27	10.98	99.82
11.001 - 11.500	1,465	$	61,863,886.75	14.59	619	99.57	11.38	100.00
11.501 - 12.000	865	$	30,623,812.06	7.22	610	99.82	11.77	99.89
12.001 - 12.500	14	$	480,958.53	0.11	610	99.99	12.27	100.00
Total:	**8,805**	**$**	**423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Prepay Penalty Period	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	2,724	$	99,516,942.25	23.48	655	99.70	9.89	99.81
12	201	$	14,026,956.08	3.31	673	98.88	9.43	100.00
24	5,865	$	309,597,015.87	73.03	668	99.55	9.60	99.93
36	15	$	774,621.48	0.18	665	99.79	9.61	100.00
Total:	**8,805**	**$**	**423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

DERIVED INFORMATION [7/22/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston LLC Trading Desk at (212) 538-8373.

FFML 2004-FFB Class A-2 WAL Table:

Settlement Date: 07/29/2004
First Payment Date: 08/25/2004

	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	1.50	1.2	1.0	0.8	0.7	0.5
Principal Window Begin	4-Aug	4-Aug	4-Aug	4-Aug	4-Aug	4-Aug
Principal Window End	8-Jun	7-Mar	6-Sep	6-May	6-Feb	5-Sep

FFML 2004-FFB

Payment Date	Notional Balance	Cap Strike
25-Aug-04	168,525,000	5.60%
25-Sep-04	162,969,395	5.60%
25-Oct-04	156,918,140	5.60%
25-Nov-04	150,977,346	5.60%
25-Dec-04	145,144,947	5.60%
25-Jan-05	139,418,913	5.60%
25-Feb-05	133,797,253	5.60%
25-Mar-05	128,278,011	5.60%
25-Apr-05	122,859,269	5.60%
25-May-05	117,539,144	5.60%
25-Jun-05	112,315,787	5.60%
25-Jul-05	107,187,384	5.60%
25-Aug-05	102,152,154	5.60%
25-Sep-05	97,208,349	5.60%
25-Oct-05	92,354,254	5.60%
25-Nov-05	87,588,185	5.60%
25-Dec-05	82,908,489	5.60%
25-Jan-06	78,313,544	5.60%
25-Feb-06	74,154,028	5.60%
25-Mar-06	70,201,076	5.60%
25-Apr-06	66,322,262	5.60%
25-May-06	62,516,209	5.60%
25-Jun-06	58,781,560	5.60%
25-Jul-06	55,116,988	5.60%
25-Aug-06	51,521,188	5.60%
25-Sep-06	47,992,879	5.60%
25-Oct-06	44,530,805	5.60%
25-Nov-06	41,133,733	5.60%
25-Dec-06	37,800,453	5.60%
25-Jan-07	34,529,776	5.60%
25-Feb-07	31,320,537	5.60%
25-Mar-07	28,171,591	5.60%
25-Apr-07	25,081,816	5.60%
25-May-07	22,050,108	5.60%
25-Jun-07	19,075,386	5.60%
25-Jul-07	16,156,589	5.60%
25-Aug-07	13,292,674	5.60%
25-Sep-07	11,835,514	5.60%
25-Oct-07	10,534,367	5.60%
25-Nov-07	9,257,698	5.60%
25-Dec-07	8,005,050	5.60%
25-Jan-08	6,775,977	5.60%
25-Feb-08	5,570,038	5.60%
25-Mar-08	4,386,802	5.60%

25-Apr-08	3,225,846	5.60%
25-May-08	2,086,754	5.60%
25-Jun-08	969,118	5.60%

The information contained in the attached materials is referred to as the "Information".
The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.
The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.
The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate.
The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information

Cutoff Date 7/1/2004
Dated Date 7/1/2004
Payment Delay 24
First Payment Date 8/25/2004

Assumptions: No Loss and To call

Principal Balance of FFML 2004-FFB Class A-2

Period	CPR							% of Prepayment Curve						
	20	25	30	35	40	45	50	50	60	70	80	90	100	110
Total														
0	202,000,000.00	202,000,000.00	202,000,000.00	202,000,000.00	202,000,000.00	202,000,000.00	202,000,000.00	202,000,000.00	202,000,000.00	202,000,000.00	202,000,000.00	202,000,000.00	202,000,000.00	202,000,000.00
1	196,444,395.23	194,900,680.49	193,259,578.87	191,507,281.51	189,626,775.11	187,596,727.19	185,389,888.92	200,093,042.99	199,728,058.08	199,357,968.30	198,982,622.04	198,601,860.74	198,215,518.42	197,823,421.25
2	190,393,139.76	187,375,532.64	184,185,368.98	180,799,327.58	177,188,825.08	173,318,269.35	169,142,511.77	198,325,866.82	197,757,484.63	197,182,935.25	196,602,058.59	196,014,687.72	195,420,648.47	194,819,758.98
3	184,452,346.21	180,028,399.92	175,377,470.59	170,470,367.00	165,271,526.05	159,736,950.99	153,811,223.62	195,956,029.61	195,059,323.24	194,153,538.06	193,238,439.96	192,313,797.46	191,379,381.09	190,434,872.86
4	178,619,947.11	172,855,011.06	166,827,996.39	160,506,906.10	153,852,993.15	146,818,632.48	139,344,257.74	193,724,717.54	192,531,877.42	191,328,372.85	190,113,952.29	188,888,354.36	187,651,307.21	186,402,528.00
5	172,893,913.26	165,851,196.56	158,529,293.63	150,895,930.15	142,912,259.40	134,530,843.37	125,692,768.02	191,301,269.41	189,774,545.31	188,235,521.49	186,683,915.23	185,119,432.80	183,541,768.90	181,950,605.96
6	167,272,252.92	159,012,686.25	150,473,834.71	141,624,886.39	132,429,237.20	122,842,700.81	112,810,666.15	186,649,575.97	184,298,221.61	181,914,702.37	179,497,139.61	177,043,443.27	174,551,276.73	172,018,013.80
7	161,753,011.21	152,336,106.91	142,654,711.57	132,681,667.64	122,384,681.56	111,724,832.02	100,654,465.17	181,494,431.16	178,214,419.70	174,880,277.48	171,488,083.67	168,033,405.63	164,511,202.04	160,915,701.63
8	156,334,269.39	145,816,980.03	135,064,628.27	124,054,596.50	112,760,154.75	101,149,300.51	89,183,132.88	176,171,850.33	171,941,629.39	167,639,624.29	163,260,181.02	158,796,864.05	154,242,300.30	149,587,981.30
9	151,014,144.17	139,451,719.47	127,696,895.18	115,732,410.13	103,537,992.48	91,089,535.95	78,357,953.43	169,974,955.69	164,605,569.63	159,139,085.04	153,566,355.92	147,878,702.26	142,057,524.16	136,093,779.58
10	145,790,787.10	133,236,629.33	120,544,922.86	107,704,245.54	94,701,271.52	81,520,287.38	68,142,396.62	163,323,445.08	156,732,082.47	150,020,135.01	143,174,400.75	136,179,104.34	129,015,132.85	121,658,949.11
11	140,662,383.87	127,168,101.78	113,602,316.12	99,959,625.44	86,233,778.60	72,417,459.75	58,501,994.64	155,721,150.19	147,703,682.56	139,531,774.63	131,183,953.87	122,633,314.01	113,845,332.61	104,774,390.79
12	135,627,153.75	121,242,614.95	106,682,868.35	92,488,444.52	78,119,980.71	63,758,253.54	49,404,225.71	148,643,976.93	139,376,489.20	129,953,236.73	120,350,812.30	110,539,732.64	100,481,985.63	90,127,134.32
13	130,683,348.90	115,456,730.90	100,320,555.95	85,280,956.30	70,344,996.57	55,520,907.31	40,818,404.29	141,931,415.39	131,540,052.99	121,014,145.04	110,331,666.50	99,464,850.64	88,377,896.73	77,023,353.97
14	125,829,253.81	109,807,093.62	93,969,532.92	78,327,760.39	62,894,569.31	47,684,743.09	32,715,577.51	135,850,004.66	124,512,120.82	113,081,740.42	101,540,771.60	89,866,371.70	78,029,063.66	65,989,773.94
15	121,063,184.67	104,290,427.07	87,804,125.66	71,619,790.22	55,755,040.33	40,230,094.36	25,068,427.39	130,686,895.50	118,621,900.11	106,519,432.83	94,365,995.19	82,144,348.23	69,831,989.74	57,398,741.82
16	116,383,488.82	98,903,533.31	81,816,827.87	65,148,301.20	48,913,324.17	33,138,256.69	17,851,178.61	124,809,083.30	111,894,584.37	99,003,709.12	86,127,225.41	73,253,093.78	60,365,293.76	47,441,956.61
17	111,788,544.12	93,643,290.59	76,008,295.66	58,904,859.31	42,356,884.55	26,391,440.70	11,039,511.45	118,669,025.10	104,612,992.40	90,684,534.62	76,998,428.70	63,389,216.97	49,845,318.20	36,350,168.93
18	107,629,028.21	88,506,651.57	70,367,342.73	52,881,330.06	36,073,711.32	19,972,727.29	4,610,479.69	110,978,887.52	95,598,644.57	80,359,292.32	65,245,900.58	50,291,760.96	35,575,962.76	20,852,281.05
19	103,676,075.74	83,875,742.78	64,890,935.73	47,069,867.96	30,052,298.41	13,866,025.19	0	102,264,355.42	85,367,031.17	68,648,945.12	52,067,131.17	35,544,109.07	18,924,589.91	2,070,362.13
20	99,797,262.43	79,405,367.85	59,900,363.23	41,462,906.08	24,281,622.68	8,056,030.44		94,677,480.34	76,621,721.17	58,856,477.19	41,340,417.84	23,998,170.11	6,679,119.42	0
21	95,991,208.60	75,042,643.26	55,116,213.26	36,229,719.38	18,751,123.70	2,528,187.91		89,489,217.72	70,808,588.42	52,556,728.05	34,702,045.02	17,183,958.51	0	
22	92,256,560.09	70,784,991.18	50,474,245.28	31,337,760.07	13,450,684.37	0		84,438,870.64	65,186,620.31	46,506,816.56	28,375,617.25	10,744,499.85		
23	88,591,987.86	66,629,895.28	45,970,250.87	26,620,571.00	8,588,978.71			79,522,033.30	59,748,646.76	40,695,804.81	22,345,295.46	4,657,845.20		
24	84,996,187.50	62,574,899.28	41,600,145.78	22,071,927.01	3,990,242.97			74,735,193.70	54,488,667.01	35,114,282.74	16,597,246.02	0		
25	81,467,878.75	58,617,605.51	37,359,966.34	17,685,824.19	0			70,074,931.88	49,400,875.49	29,753,210.25	11,118,280.60			
26	78,005,805.10	54,755,673.50	33,245,865.85	13,456,471.99				65,537,917.56	44,479,655.50	24,603,902.62	5,895,826.13			
27	74,608,733.31	50,986,818.67	29,254,111.17	9,378,285.68				61,120,907.77	39,719,573.06	19,658,016.60	917,896.13			
28	71,275,453.00	47,308,810.91	25,381,079.37	5,445,879.02				56,620,744.58	35,115,371.01	14,907,536.96	0			
29	68,004,776.24	43,719,473.40	21,623,254.44	1,654,057.26				52,634,352.88	30,661,963.23	10,344,763.67				
30	64,795,537.09	40,216,681.22	17,977,224.24	0				48,558,738.19	26,354,429.11	5,962,299.48				
31	61,646,591.26	36,798,360.22	14,439,677.33					44,590,984.58	22,188,008.16	1,753,038.06				
32	58,556,815.63	33,462,485.72	11,007,400.06					40,728,252.59	18,158,094.85	0				
33	55,525,107.94	30,207,081.42	7,677,273.69					36,967,777.24	14,260,233.51					
34	52,550,386.33	27,030,218.17	4,446,271.60					33,306,866.09	10,490,113.51					
35	49,631,589.04	23,930,012.89	1,311,456.51					29,742,897.33	6,843,564.53					
36	46,767,673.95	20,904,627.49	0					26,273,317.92	3,316,552.04					
37	45,310,514.21	20,904,627.49						26,273,317.92	3,316,552.04					
38	44,009,366.86	20,904,627.49						26,273,317.92	3,316,552.04					
39	42,732,697.63	20,904,627.49						26,273,317.92	3,316,552.04					
40	41,480,050.23	20,904,627.49						26,273,317.92	3,316,552.04					
41	40,250,976.82	20,904,627.49						26,273,317.92	3,316,552.04					
42	39,045,037.85	20,904,627.49						26,273,317.92	3,316,552.04					
43	37,861,801.97	20,904,627.49						26,273,317.92	3,316,552.04					
44	36,700,845.78	20,904,627.49						25,335,568.34	3,316,552.04					
45	35,561,753.78	20,904,627.49						24,049,868.05	3,316,552.04					
46	34,444,118.14	20,904,627.49						22,798,271.93	3,316,552.04					
47	33,347,538.61	20,828,868.42						21,579,880.80	3,316,552.04					
48	32,271,622.38	19,764,269.76						20,393,819.08	3,316,552.04					
49	31,215,983.91	18,725,419.37						19,239,234.17	3,316,552.04					
50	30,180,244.82	17,711,698.93						18,115,295.87	3,316,552.04					
51	29,164,033.75	16,722,504.91						17,021,195.80	3,316,552.04					
52	28,166,986.24	15,757,248.20						15,956,146.79	3,316,552.04					
53	27,188,744.59	14,815,353.76						14,919,382.35	3,316,552.04					
54	26,228,957.72	13,896,260.33						13,910,156.15	3,316,552.04					
55	25,287,281.10	12,999,420.05						12,927,741.45	3,098,131.41					
56	24,363,376.57	12,124,298.15						11,971,430.59	2,244,381.42					
57	23,456,912.26	11,270,372.66						11,040,534.53	1,418,703.24					
58	22,567,562.45	10,437,134.10						10,134,382.33	620,178.19					
59	21,695,007.48	9,624,085.18						9,252,320.68	0					
60	20,838,933.62	8,830,740.47						8,393,713.44						
61	19,999,032.96	8,056,626.19						7,557,941.19						
62	19,175,003.31	7,301,279.88						6,744,400.80						
63	18,366,548.10	6,564,250.14						5,952,504.98						
64	17,573,376.26	5,845,096.38						5,181,681.91						
65	16,795,202.12	5,143,388.55						4,431,374.79						
66	16,031,745.34	4,458,706.88						3,701,041.44						
67	15,282,730.75	3,790,641.67						2,990,153.97						
68	14,547,888.33	3,138,793.01						2,298,198.37						
69	13,826,953.05	2,502,770.56						1,624,674.14						

Per
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72

70	13,119,664.82	1,882,193.33	969,093.95
71	12,425,768.37	1,276,689.46	330,983.29
72	11,745,013.18	685,895.98	0.00
73	11,077,153.38	109,458.62	
74	10,421,947.69	0	
75	9,779,159.28		
76	9,148,555.74		
77	8,529,909.00		
78	7,922,995.19		
79	7,327,594.63		
80	6,743,491.71		
81	6,170,474.85		
82	5,608,336.37		
83	5,056,872.49		
84	4,515,883.19		
85	3,985,172.18		
86	3,464,546.83		
87	2,953,818.09		
88	2,452,800.41		
89	1,961,311.72		
90	1,479,173.31		
91	1,006,209.82		
92	542,249.14		
93	87,122.36		
94	0		

73
74
75
76
77
78
79
80
81
82
83
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
100
101
102
103
104
105
106
107
108
109
110
111
112
113
114
115
116
117
118
119
120
121
122
123
124
125
126
127
128
129
130
131
132
133
134
135
136
137
138
139
140
141
142
143
144
145
146
147
148
149
150
151
152
153
154
155
156

157	158	159	160	161	162	163	164	165	166	167	168	169	170	171	172	173	174	175	176	177	178	179	180	181	182	183	184	185	186	187	188	189	190	191	192	193	194	195	196	197	198	199	200	201	202	203	204	205	206	207	208	209	210	211	212	213	214	215	216	217	218	219	220	221	222	223	224	225	226	227	228	229	230	231	232	233	234	235	236	237	238	239	240

241
242
243
244
245
246
247
248
249
250
251
252
253
254
255
256
257
258
259
260
261
262
263
264
265
266
267
268
269
270
271
272
273
274
275
276
277
278
279
280
281
282
283
284
285
286
287
288
289
290
291
292
293
294
295
296
297
298
299
300
301
302
303
304
305
306
307
308
309
310
311
312
313
314
315
316
317
318
319
320
321
322
323
324

325
326
327
328
329
330
331
332
333
334
335
336
337
338
339
340
341
342
343
344
345
346
347
348
349
350
351
352
353
354
355
356
357
358
359
360

Prepayment Curve
2.97
4
7
9
13.89
8.13
12.9
11.89
13.47
30.42
34.52
36.31
43.24
47.36
55.09
52.78
51.4
47.8
41.45
48.17
54.24
68.86
78.51
72.6
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24
54.24

54,24 54

DERIVED INFORMATION [7/13/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston LLC Trading Desk at (212) 538-8373.

FFML 2004-FFB Class A-2 Computational Material

Settlement Date	7/30/2004
Dated Date	7/1/2004
First Payment Date	8/25/2004
Price	101.0759
Coupon	4.45%

Table I	Prepayment Scenario						
Prepayment	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
Interpreted Spread	76.16	90.33	94.09	87.50	76.28	61.52	43.31
Z-Spread	31.87	44.43	56.91	53.14	45.48	34.09	19.05
WAL for Princ Pmts	2.2	1.7	1.2	1	0.9	0.8	0.7
Principal Window Begin	08/04	08/04	08/04	08/04	08/04	08/04	08/04
Principal Window End	05/12	09/10	07/07	01/07	08/06	05/06	02/06

Table II	% of Historical Prepay Curve						
Prepayment	50	60	70	80	90	100	110
Interpreted Spread	82.23	93.70	95.62	94.43	91.74	88.27	84.48
Z-Spread	54.47	68.55	73.20	73.83	72.97	70.93	68.03
WAL for Princ Pmts	1.90	1.50	1.30	1.20	1.10	1.00	1.00
Principal Window Begin	08/04	08/04	08/04	08/04	08/04	08/04	08/04
Principal Window End	07/10	06/09	03/07	11/06	07/06	04/06	03/06

The above tables are generated with the following assumptions:

1) Spot rate yield curve shown below; 2) No collateral loss; 3) to call; 4) Historical prepayment curve shown below for Table II.


Historical Prepayment Curve
CPR (%)
90
80
70
60
50
40
30
20
10
0
0
10
20
30
40
50
60
Month


Spot Rate Curve
Yield (%)
7
6
5
4
3
2
1
0
0
60
120
180
240
300
360
Maturity (Month)

DERIVED INFORMATION [7/9/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

[$423,915,536] (Approximate)

First Franklin Mortgage Loan Trust 2004-FFB
Home Equity Mortgage Pass-Through Certificates, Series 2004-FFB

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Expected Ratings (S&P/Moody's)
A-1	324,700,000	Senior/Fixed	(2)	1.7	AAA/Aaa
A-IO	Notional (5)	Senior/Variable/IO	Variable (2) (6)	N/A	AAA/Aaa
A-R (4)	100	Senior/Residual	Pass-Through Rate	N/A	AAA/NR
A-RL(4)	100	Senior/Residual	Pass-Through Rate	N/A	AAA/NR
M-1	7,000,000	Mezzanine/Variable	Pass-Through Rate	5.3	AA+/Aa1
M-2	31,800,000	Mezzanine/Variable	Pass-Through Rate	4.9	AA/Aa2
M-3	8,275,000	Mezzanine/Variable	Pass-Through Rate	4.6	AA-/A1
M-4	27,775,000	Mezzanine/Variable	Pass-Through Rate	4.5	A/A2
M-5	7,850,000	Subordinate/Variable	Pass-Through Rate	4.4	A-/Baa1
B	16,515,336	Subordinate/Variable	Pass-Through Rate	4.4	BBB/Baa2
Total	423,915,536				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Expected Ratings (S&P/Moody's)
X-1	0	Subordinate	Variable	N/A	NR
X-2	0	Charged Off Loans	0.00%	N/A	NR
P (3)	100	Senior	Net Funds Rate	N/A	AAA/NR

(1) The collateral prepayment speed assumes [30%] CPR. Bonds are priced to call. Initial class balances will be +/- 10% of that indicated.
(2) Coupons will be subject to a Net Funds Rate as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the related REMICs.
(5) The Class A-IO notional amount for each distribution date will be equal to 100% of the principal balance of the Class A-1 Certificates.
(6) Interest will accrue on the Class A-IO Certificates at a per annum pass-through equal to the excess, if any, of the Net Funds Rate over the coupon of the Class A-1 Certificates.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Credit Risk Manager:	The Murrayhill Company
Servicer:	Wilshire Credit Corporation
Trustee:	JPMorgan Chase Bank
Mortgage Pool Policy Provider:	Radian Insurance Inc.
Cut-off Date:	July 1, 2004.
Deal Settlement:	On or about July 29, 2004
Investor Settlement:	On or about July 30, 2004
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in August 2004.
Accrual Period:	With regard to the Offered Certificates, the calendar month preceding the month of that Distribution Date on a 30/360 day count basis.
Delay Days:	24 days with respect to the Offered Certificates.
Collateral:	The mortgage loans are all fixed rate, closed-end, second liens originated exclusively by First Franklin Financial Corporation.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") is a constant prepayment of 30.0% CPR.
Offered Certificates:	The Class A-1, Class A-IO, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-IO, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation	REMIC.
Optional Termination:	10% optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans.
Minimum Excess Spread Amount:	With respect to each Distribution Date, will be equal an annual rate of 2.50% of the aggregate principal balance of the Mortgage Loans for the immediately preceding Distribution Date.

Net Funds Rate: With respect to each Distribution Date, for the offered Certificates, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee amount, (ii) the trustee fee amount, (iii) the credit risk manager fee amount, (iv) the Radian pool insurance premium amount and (v) the Minimum Excess Spread Amount by (y) the product of (i) the aggregate principal balance of the Mortgage Loans for the immediately preceding Distribution Date (or as of the Cut-off Date for the first Distribution Date) and (ii) 12. The Net Funds Rate is initially expected to be approximately 5.81%. See Pass-Through Rate definition.

Pass-Through Rate: The Pass-Through Rate for the Class A-1 Certificates will be equal to the lesser of (i) 4.10% and (ii) the Net Funds Rate. The Pass-Through Rate on the Class A-IO will be equal to the excess, if any, of (a) the Net Funds Rate over (b) the Class A-1 Pass-Through Rate. The Pass-Through Rate for the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, and Class B certificates will be equal to the Net Funds Rate.

Accrued Certificate Interest: For each Class of Offered Certificates, on any Distribution Date, will equal the amount of interest accrued during the related Accrual Period on the related Class Principal Balance.

Interest Carry Forward Amount: For each Class of Offered Certificates, on any Distribution Date, will equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to the immediately preceding distribution date and any unpaid Interest Carry Forward Amount from the immediately preceding distribution date over (y) the amount actually distributed to such Class with respect to interest on such immediately preceding distribution date, and (ii) interest on such excess at the Pass-Through Rate for such Class.

Interest Remittance Amount: For any Distribution Date will equal the sum of (1) all interest collected (other than interest portion of Payaheads, if applicable) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the Expense Fee with respect to such mortgage loans and (y) unreimbursed Advances and other amounts due to the servicer or the trustee with respect to such mortgage loans, to the extent allocable to interest, (2) all Compensating Interest paid by the servicer with respect to such mortgage loans and the related distribution date, (3) the portion of any Substitution Amount or purchase price paid with respect to such mortgage loans during the calendar month immediately preceding that distribution date allocable to interest, (4) all Net Liquidation Proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and expenses, to the extent allocable to interest, and unpaid servicing fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest and (5) payments made under the Mortgage Pool Insurance Policy with respect the related distribution date allocable to interest.

Principal Remittance Amount: For any Distribution Date will equal the sum of (1) all principal collected (other than principal portion of Payaheads) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period (less unreimbursed Advances, servicing advances and other amounts due to the servicer and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period, (2) all principal prepayments on the mortgage loans received during the related Prepayment Period, (3) the outstanding principal balance of each mortgage loan repurchased during the calendar month immediately preceding that Distribution Date, (4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that Distribution Date allocable to principal, (5) all net liquidation proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and other expenses, to the extent allocable to principal) collected during the related Collection Period, to the extent allocable to principal and (6) payments made under the Mortgage Pool Insurance Policy with respect to the related distribution date allocable to principal.

Overcollateralization Release Amount With regard to any distribution date, will be equal to the lesser of (x) the Principal Remittance Amount for such distribution date and (y) the amount, if any, by which (1) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance amount and Excess Cashflow Loss Payment for such date is applied on such date in reduction of the aggregate of the Class Principal Balances of the certificates (to an amount not less than zero), exceeds (2) the Targeted Overcollateralization Amount for such date.

Principal Payment Amount: For any distribution date will be equal to the Principal Remittance Amount plus any Excess Cashflow Loss Payment for such date, minus the Overcollateralization Release Amount, if any, for such date.

Credit Enhancement:

1. Excess cashflow
2. Overcollateralization.
3. Mortgage Pool Policy: A private insurance policy insuring against losses on the Collateral of up to 9.00% of the Maximum Pool Balance, subject to carve outs and deductibles, will be issued by Radian Insurance Inc. The Pool Policy will be available to make payments to the extent of any losses, net of losses attributable to special hazard, Bankruptcy and extraordinary events such as war, insurrection, terrorism, radiation, nuclear reaction and government action, up to the amount remaining under the Pool Policy when the excess cashflow and Overcollateralization are insufficient to cover collateral losses. The claim amount shall be an amount equal to the lesser of: (i) 110% of the unpaid principal balance due under the loan as of the date of default without capitalization of delinquent interest, penalties or advances; and (ii) the sum of 100% of the unpaid principal balance due under the loan as of the date of default, plus the amount of the accumulated delinquent interest, computed to the date of claim payment at the loan rate of interest, plus foreclosure costs, including court costs and reasonable attorneys' fees, paid by the trustee.
4. Subordination (see table below).

Class (Aggregated)	Expected Initial Approx. Credit Enhancement*	Expected Initial Approx. Target Credit Enhancement*	Expected Final Approx. Target Credit Enhancement**
A-1	23.40%	26.40%	52.80%
M-1	21.75%	24.75%	49.50%
M-2	14.25%	17.25%	34.50%
M-3	12.30%	15.30%	30.60%
M-4	5.75%	8.75%	17.50%
M-5	3.90%	6.90%	13.80%
B	0.00%	3.00%	6.00%

* Prior to stepdown date, based on Maximum Pool Balance.
** On or after stepdown date, based on the outstanding pool balance.

Targeted Overcollateralization Amount:

1. Before the Stepdown Date, the required overcollateralization amount is initially 3.00% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is 6.00% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of 0.50% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage:

With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balances of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Stepdown Date:

The later to occur of (i) the Distribution Date in August 2007 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to approximately 52.80%.

Trigger Event:

A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [ ] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
August 2004 – July 2007	N/A
August 2007 – July 2008	[]
August 2008 – July 2009	[]
August 2009 – July 2010	[]
August 2010 – July 2011	[]
August 2011 and thereafter	[]

Registration:

The Offered Certificates, other than the Class A-R Certificates and Class A-RL Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. Concurrently to the Class A-1, Class A-IO, Class A-R, Class A-RL and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, pro rata;
2. to the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
3. to the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. to the Class M-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. to the Class M-4 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. to the Class M-5 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. to the Class B Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. For application as part of monthly excess cash flow.

II. The Principal Payment Amount before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in August 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates and Class A-RL Certificates; concurrently on a pro rata basis, until the Class Principal Balances thereof have been reduced to zero, and then to the Class A-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates until the Class Principal Balance of such class has been reduced to zero;
8. to the Class B Certificates until the Class Principal Balance of such class has been reduced to zero;
9. For application as part of monthly excess cash flow.

III. The Principal Payment Amount on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in August 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. to the Class A-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class A-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates in accordance with the Target Credit Enhancement percentage for the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates in accordance with the Target Credit Enhancement percentage for the Class M-3 Certificates, until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates in accordance with the Target Credit Enhancement percentage for the Class M-4 Certificates, until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates in accordance with the Target Credit Enhancement percentage for the Class M-5 Certificates, until the Class Principal Balance of such class has been reduced to zero;
8. to the Class B Certificates in accordance with the Target Credit Enhancement percentage for the Class B Certificates, until the Class Principal Balance of such class has been reduced to zero;
9. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. An amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount and distributed as set forth above in II and III (any such amount, an "Excess Cashflow Loss Payment");
2. If there are no unpaid realized loss amounts for the Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and the Class B Certificates, then to the Mortgage Pool Policy Provider any unreimbursed claim amount previously paid under the Mortgage Pool Policy;
3. a) On and after the second distribution date, on each Distribution Date prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required Overcollateralization Amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
4. to the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. to the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. to the Class M-3 Certificates, any unpaid realized loss amounts for such Class;
7. to the Class M-4 Certificates, any unpaid realized loss amounts for such Class;
8. to the Class M-5 Certificates, any unpaid realized loss amounts for such Class;
9. to the Class B Certificates, any unpaid realized loss amounts for such Class;
10. to the Mortgage Pool Policy Provider any unreimbursed claim amount previously paid under the Pool Policy,
11. to the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement,
12. to the Class A-R Certificates and Class A-RL Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates and Class A-RL Certificates under this clause (12).

Bond Summary

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.9	2.6	1.7	1.1	0.9	0.6
First Pay	08/04	08/04	08/04	08/04	08/04	08/04
Last Pay	08/17	04/13	11/10	05/07	10/06	01/06

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.6	5.8	5.3	2.9	2.3	1.6
First Pay	08/08	12/07	05/09	05/07	10/06	01/06
Last Pay	08/17	04/13	11/10	07/07	11/06	02/06

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.6	5.7	4.9	4.6	2.6	1.8
First Pay	08/08	10/07	05/08	07/07	11/06	02/06
Last Pay	08/17	04/13	11/10	05/09	06/07	07/06

Class M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.6	5.7	4.6	4.6	3.4	2.0
First Pay	08/08	10/07	03/08	12/08	06/07	07/06
Last Pay	08/17	04/13	11/10	05/09	05/08	08/06

Class M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.6	5.7	4.5	4.2	3.8	2.3
First Pay	08/08	08/07	11/07	02/08	05/08	08/06
Last Pay	08/17	04/13	11/10	05/09	05/08	01/07

Class M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.6	5.7	4.4	3.9	3.8	2.5
First Pay	08/08	08/07	10/07	12/07	03/08	01/07
Last Pay	08/17	04/13	11/10	05/09	05/08	01/07

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.6	5.7	4.4	3.8	3.5	2.5
First Pay	08/08	08/07	09/07	09/07	10/07	01/07
Last Pay	08/17	04/13	11/10	05/09	05/08	01/07

Breakeven CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) based on the following assumptions: 100% PPC, 100% Loss Severity, Trigger event is in effect for each distribution date, no stepdown occurs, 6 month lag to liquidation, and 100% servicer advancing.

Class	Breakeven CDR	Collateral Cum Loss
Class M-1	18.1%	35.4%
Class M-2	13.4%	28.4%
Class M-3	12.2%	26.4%
Class M-4	8.8%	20.3%
Class M-5	7.9%	18.5%
Class B	6.1%	14.8%

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 07/01/04 cutoff date. The final numbers will be found in the prospectus supplement.

				Min		Max
Total Number of Loans		8,805				
Total Outstanding Loan Balance	$	423,915,535.68		Min		Max
Average Loan Current Balance	$	48,144.86	$	9,898.94	$	179,499.59
Weighted Average Combined LTV		99.56%		21.68%		100.00%
Weighted Average Coupon		9.66%		5.50%		12.50%
Weighted Average FICO (Non-Zero)		665				
Weighted Average Age (Months)		4				
% Prepayment Penalties		76.52%				
% Balloons		96.83%				
% Second Liens		100.00%				

Principle Balance at Origination	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,449	$ 28,921,443.84	6.82	645	99.54	10.03	99.85
25,000.01 - 50,000.00	4,110	$ 148,033,367.46	34.92	656	99.58	9.96	99.96
50,000.01 - 75,000.00	1,948	$ 119,625,814.81	28.22	666	99.50	9.68	99.90
75,000.01 - 100,000.00	849	$ 72,370,525.97	17.07	672	99.51	9.43	99.76
100,000.01 - 125,000.00	322	$ 35,853,681.19	8.46	679	99.86	9.28	100.00
125,000.01 - 150,000.00	70	$ 9,596,926.46	2.26	712	99.39	8.19	100.00
150,000.01 - 175,000.00	56	$ 9,334,276.36	2.20	714	99.54	8.28	100.00
175,000.01 - 200,000.00	1	$ 179,499.59	0.04	681	95.00	7.88	100.00
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,451	$ 28,970,587.43	6.83	645	99.54	10.03	99.85
25,000.01 - 50,000.00	4,111	$ 148,132,001.98	34.94	656	99.58	9.96	99.96
50,000.01 - 75,000.00	1,946	$ 119,535,699.71	28.20	666	99.50	9.68	99.90
75,000.01 - 100,000.00	850	$ 72,470,272.76	17.10	672	99.51	9.43	99.76
100,000.01 - 125,000.00	320	$ 35,696,271.39	8.42	679	99.86	9.27	100.00
125,000.01 - 150,000.00	70	$ 9,596,926.46	2.26	712	99.39	8.19	100.00
150,000.01 - 175,000.00	56	$ 9,334,276.36	2.20	714	99.54	8.28	100.00
175,000.01 - 200,000.00	1	$ 179,499.59	0.04	681	95.00	7.88	100.00
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

FICO	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
600 - 625	2,297	$ 88,902,268.69	20.97	613	99.49	11.31	99.88
626 - 650	2,182	$ 99,524,721.63	23.48	638	99.54	10.42	100.00
651 - 675	1,660	$ 82,105,897.80	19.37	662	99.60	9.44	99.65
676 - 700	1,116	$ 63,698,806.47	15.03	687	99.55	8.55	100.00
701 - 725	712	$ 41,114,580.57	9.70	711	99.69	8.18	100.00
726 - 750	450	$ 25,874,851.72	6.10	737	99.46	8.19	100.00
751 - 775	268	$ 16,131,828.33	3.81	762	99.78	8.14	100.00
776 - 800	112	$ 6,149,436.07	1.45	785	99.56	8.20	100.00
801+	8	$ 413,144.40	0.10	805	100.00	8.08	100.00
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Original Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 120	13	$ 477,386.51	0.11	680	99.89	9.31	100.00
121 - 180	1,327	$ 55,529,008.49	13.10	658	99.56	9.49	99.95
181 - 240	7,465	$ 367,909,140.68	86.79	666	99.56	9.69	99.90
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Remaining Term to Maturity	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 120	13	$ 477,386.51	0.11	680	99.89	9.31	100.00
121 - 180	1,327	$ 55,529,008.49	13.10	658	99.56	9.49	99.95
181 - 240	7,465	$ 367,909,140.68	86.79	666	99.56	9.69	99.90
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	258	$ 13,297,395.41	3.14	675	98.36	9.40	100.00
Condominium	899	$ 45,378,861.60	10.70	677	99.64	9.37	99.71
PUD	1,975	$ 100,468,779.68	23.70	663	99.53	9.73	99.95
Single Family Residence	5,673	$ 264,770,498.99	62.46	663	99.62	9.70	99.92
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	2	$ 75,240.86	0.02	624	100.00	10.99	-
Primary	8,797	$ 423,521,670.86	99.91	665	99.56	9.66	100.00
Secondary	6	$ 318,623.96	0.08	662	100.00	9.60	-
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Construction/Permanent	1	$ 41,200.00	0.01	609	100.00	12.25	100.00
Purchase	7,711	$ 374,465,889.83	88.34	667	99.64	9.62	99.89
Refinance - Cashout	889	$ 41,443,846.54	9.78	650	98.90	9.97	100.00
Refinance - Rate Term	204	$ 7,964,599.31	1.88	648	99.11	10.10	100.00
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Combined LTV - Given	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
20.01 - 30.00	1	$ 67,369.97	0.02	726	21.68	8.25	100.00
50.01 - 60.00	1	$ 38,308.50	0.01	636	59.68	10.99	100.00
80.01 - 90.00	136	$ 5,298,778.86	1.25	656	89.53	9.26	100.00
90.01 - 95.00	337	$ 17,834,374.81	4.21	660	94.67	9.56	100.00
95.01 - 100.00	8,330	$ 400,676,703.54	94.52	665	99.93	9.67	99.90
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	3,505	$ 231,010,971.38	54.49	674	99.44	9.42	99.94
Florida	635	$ 23,490,075.39	5.54	655	99.76	10.03	99.90
Texas	574	$ 18,999,020.02	4.48	655	99.73	10.16	99.48
Colorado	337	$ 15,225,302.77	3.59	655	99.66	9.96	100.00
Oregon	416	$ 14,242,774.04	3.36	661	99.79	9.75	100.00
Washington	346	$ 13,574,267.11	3.20	656	99.69	10.06	99.56
Tennessee	420	$ 11,123,913.86	2.62	641	99.94	8.02	100.00
Nevada	210	$ 9,183,631.98	2.17	654	99.51	9.94	100.00
Georgia	253	$ 9,140,975.69	2.16	650	99.77	10.29	100.00
Utah	241	$ 7,900,539.85	1.86	661	99.86	10.18	100.00
Arizona	231	$ 7,869,765.60	1.86	650	99.71	10.05	100.00
Maryland	149	$ 7,623,927.73	1.80	657	99.95	10.06	100.00
Minnesota	148	$ 5,959,271.56	1.41	659	99.69	10.06	100.00
Ohio	178	$ 5,298,931.24	1.25	644	99.87	10.37	99.11
Michigan	147	$ 4,912,341.26	1.16	641	99.90	10.46	100.00
Other	1,015	$ 38,359,826.20	9.05	656	99.47	10.07	99.92
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	8,638	$ 414,610,560.71	97.80	665	99.56	9.67	99.91
Reduced	167	$ 9,304,974.97	2.20	688	99.57	9.31	100.00
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Current Rate	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
5.001 - 5.500	1	$ 76,389.76	0.02	704	99.99	5.50	100.00
5.501 - 6.000	1	$ 37,836.59	0.01	636	100.00	6.00	100.00
6.501 - 7.000	2	$ 205,844.87	0.05	727	99.93	6.96	100.00
7.001 - 7.500	12	$ 446,932.43	0.11	736	90.00	7.38	100.00
7.501 - 8.000	1,129	$ 57,848,502.08	13.65	714	99.47	7.98	100.00
8.001 - 8.500	1,175	$ 67,410,141.65	15.90	712	99.67	8.33	100.00
8.501 - 9.000	599	$ 31,021,204.32	7.32	696	99.16	8.72	100.00
9.001 - 9.500	1,044	$ 53,680,841.58	12.66	668	99.60	9.22	99.47
9.501 - 10.000	1,430	$ 70,387,828.37	16.60	651	99.82	9.81	100.00
10.001 - 10.500	192	$ 8,543,735.06	2.02	647	99.13	10.28	100.00
10.501 - 11.000	876	$ 41,287,621.63	9.74	629	99.27	10.98	99.82
11.001 - 11.500	1,465	$ 61,863,886.75	14.59	619	99.57	11.38	100.00
11.501 - 12.000	865	$ 30,623,812.06	7.22	610	99.82	11.77	99.89
12.001 - 12.500	14	$ 480,958.53	0.11	610	99.99	12.27	100.00
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

Prepay Penalty Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	2,724	$ 99,516,942.25	23.48	655	99.70	9.89	99.81
12	201	$ 14,026,956.08	3.31	673	98.88	9.43	100.00
24	5,865	$ 309,597,015.87	73.03	668	99.55	9.60	99.93
36	15	$ 774,621.48	0.18	665	99.79	9.61	100.00
Total:	**8,805**	**$ 423,915,535.68**	**100.00**	**665**	**99.56**	**9.66**	**99.91**

DERIVED INFORMATION [7/13/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston LLC Trading Desk at (212) 538-8373.

FFML 2004-FFB Class A-2 Computational Material

Settlement Date	7/30/2004
Dated Date	7/1/2004
First Payment Date	8/25/2004
Price	101.0759
Coupon	4.45%

Table I	Prepayment Scenario						
Prepayment	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
Interpreted Spread	76.16	90.33	94.09	87.50	76.28	61.52	43.31
Z-Spread	31.87	44.43	56.91	53.14	45.48	34.09	19.05
WAL for Princ Pmts	2.2	1.7	1.2	1	0.9	0.8	0.7
Principal Window Begin	08/04	08/04	08/04	08/04	08/04	08/04	08/04
Principal Window End	05/12	09/10	07/07	01/07	08/06	05/06	02/06

Table II	% of Historical Prepay Curve						
Prepayment	50	60	70	80	90	100	110
Interpreted Spread	82.23	93.70	95.62	94.43	91.74	88.27	84.48
Z-Spread	54.47	68.55	73.20	73.83	72.97	70.93	68.03
WAL for Princ Pmts	1.90	1.50	1.30	1.20	1.10	1.00	1.00
Principal Window Begin	08/04	08/04	08/04	08/04	08/04	08/04	08/04
Principal Window End	07/10	06/09	03/07	11/06	07/06	04/06	03/06

The above tables are generated with the following assumptions:

1) Spot rate yield curve shown below; 2) No collateral loss; 3) to call; 4) Historical prepayment curve shown below for Table II.


Historical Prepayment Curve
CPR (%)
0
10
20
30
40
50
60
70
80
90
Month
0
10
20
30
40
50
60


Spot Rate Curve
Yield (%)
0
1
2
3
4
5
6
7
Maturity (Month)
0
60
120
180
240
300
360

DERIVED INFORMATION [7/13/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

FFML 2004-FFB Class A-2 Computational Material

Settlement Date	7/30/2004
Dated Date	7/1/2004
First Payment Date	8/25/2004
Price	101.0759
Coupon	4.45%

Table I	Prepayment Scenario						
Prepayment	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
Interpreted Spread	76.16	90.33	94.09	87.50	76.28	61.52	43.31
Z-Spread	31.87	44.43	56.91	53.14	45.48	34.09	19.05
WAL for Princ Pmts	2.2	1.7	1.2	1	0.9	0.8	0.7
Principal Window Begin	08/04	08/04	08/04	08/04	08/04	08/04	08/04
Principal Window End	05/12	09/10	07/07	01/07	08/06	05/06	02/06

Table II	% of Historical Prepay Curve						
Prepayment	50	60	70	80	90	100	110
Interpreted Spread	82.23	93.70	95.62	94.43	91.74	88.27	84.48
Z-Spread	54.47	68.55	73.20	73.83	72.97	70.93	68.03
WAL for Princ Pmts	1.90	1.50	1.30	1.20	1.10	1.00	1.00
Principal Window Begin	08/04	08/04	08/04	08/04	08/04	08/04	08/04
Principal Window End	07/10	06/09	03/07	11/06	07/06	04/06	03/06

The above tables are generated with the following assumptions:

1) Spot rate yield curve shown below; 2) No collateral loss; 3) to call; 4) Historical prepayment curve shown below for Table II.


Historical Prepayment Curve
CPR (%)
90
80
70
60
50
40
30
20
10
0
0
10
20
30
40
50
60
Month


Spot Rate Curve
Yield (%)
7
6
5
4
3
2
1
0
0
60
120
180
240
300
360
Maturity (Month)

DERIVED INFORMATION [7/13/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston LLC Trading Desk at (212) 538-8373.

Class A-3	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	3.9	2.9	2.1	1.7	1.5	1.1
Principal Window Begin	07/06	02/06	11/05	09/05	07/05	05/05
Principal Window End	05/12	09/10	07/07	01/07	08/06	02/06

Class A-3	Historical Curve					
	60%	70%	80%	90%	100%	110%
WAL for Princ Pmts	2.3	2	1.8	1.6	1.5	1.4
Principal Window Begin	03/06	01/06	12/05	10/05	09/05	08/05
Principal Window End	06/09	03/07	11/06	07/06	04/06	03/06


Historical Prepayment Curve
90
80
70
60
50
40
30
20
10
0
CPR (%)
0
10
20
30
40
50
60
Month

DERIVED INFORMATION [7/13/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston LLC Trading Desk at (212) 538-8373.

Class A-2 WAL to Call

	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	2.2	1.7	1.2	1	0.9	0.7
Principal Window Begin	08/04	08/04	08/04	08/04	08/04	08/04
Principal Window End	05/12	09/10	07/07	01/07	08/06	02/06

Class A-2 WAL to Maturity

	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	2.2	1.7	1.2	1	0.9	0.7
Principal Window Begin	08/04	08/04	08/04	08/04	08/04	08/04
Principal Window End	05/12	09/10	07/07	01/07	08/06	02/06

Class A-3 WAL to Call

	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	9.4	7.4	5.9	2.9	2.3	1.8
Principal Window Begin	05/12	09/10	07/07	01/07	08/06	02/06
Principal Window End	05/14	04/12	11/10	10/09	02/07	07/06

Class A-3 WAL to Maturity

Price	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL for Princ Pmts	11.7	9.3	7.5	3.3	2.3	1.8
Principal Window Begin	05/12	09/10	07/07	01/07	08/06	02/06
Principal Window End	09/23	11/21	11/18	07/16	02/07	07/06

DERIVED INFORMATION [7/13/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

Class A-3 WAL TABLE

	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	9.4	7.4	5.9	2.9	2.3	1.8
Principal Window Begin	12-May	10-Sep	7-Jul	7-Jan	6-Aug	6-Feb
Principal Window End	14-May	12-Apr	10-Nov	9-Oct	7-Feb	6-Jul

Class A-2

	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	2.20	1.70	1.20	1.00	0.90	0.70
Principal Window Begin	08/04	08/04	08/04	08/04	08/04	08/04
Principal Window End	05/12	09/10	07/07	01/07	08/06	02/06

DERIVED INFORMATION [7/9/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston LLC Trading Desk at (212) 538-8373.

BreakEven CDRs

The Breakeven CDRs presented below are based on the following assumptions: 100% severity, 100% advance, 6 month lag and triggers fail. Breakeven CDR is the highest CDR that the related bond will not take a principal write down.

Class	PPC	BE CDR	Cum Loss	WAL
M1	100	18.1	150,180,794.4939 (35.43%)	8
M2	100	13.4	120,282,127.0649 (28.37%)	6.5
M3	100	12.2	111,851,198.6192 (26.39%)	8.8
M4	100	8.8	85,884,638.1506 (20.26%)	7.6
M5	100	7.9	78,441,181.3500 (18.50%)	10.3
B	100	6.1	62,750,118.2051 (14.80%)	9.9
M1	50	10.8	167,953,594.2399 (39.62%)	15.4
M2	50	8.3	140,410,613.2204 (33.12%)	12.7
M3	50	7.7	133,040,621.5754 (31.38%)	17.3
M4	50	5.8	107,411,118.6989 (25.34%)	14.4
M5	50	5.3	100,025,253.8145 (23.60%)	18
B	50	4.4	85,976,445.5624 (20.28%)	17.3

DERIVED INFORMATION [7/9/2004]

$16,515,336
Class B
Subordinate Certificates Offered
(Approximate)

$423,915,536
TOTAL CERTIFICATES OFFERED & NON-OFFERED

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

Breakeven CDR Analysis

The below table displays the breakeven CDRs (i.e., the highest CDR where the referenced Class does not incur a writedown) and the collateral loss to maturity (shown as a percentage of the initial collateral balance) assuming:

- 100% of the Deerfield Prepayment Curve (DPC)
- 100% Loss Severity
- No lag from default to loss
- Triggers Functional

Class B

100% Loss Severity	
CDR %	**Cum Loss**
7.0	13.6%

Overcollateralization Target

The below table displays the month in which the overcollateralization target is reached assuming:

- Various CPR Rates
- No Loss
- Triggers Functional

CPR	Month
20	18
30	20
40	23

Appendix

100% Deerfield Prepayment Curve (DPC)

100% DPC	
Month	CDR
1	3.33
2	6.67
3	10
4	13.33
5	16.67
6	20
7	23.33
8	26.67
9	30
10	33.33
11	36.67
12	40
13	41.67
14	43.33
15	45
16	46.67
17	48.33
18	50
19	50
Thereafter:	50

DERIVED INFORMATION [7/9/2004]

$16,515,336
Class B
Subordinate Certificates Offered
(Approximate)

$423,915,536
TOTAL CERTIFICATES OFFERED & NON-OFFERED

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

Appendix

100% Deerfield Prepayment Curve (DPC)

100% DPC	
Month	CDR
1	3.33
2	6.67
3	10
4	13.33
5	16.67
6	20
7	23.33
8	26.67
9	30
10	33.33
11	36.67
12	40
13	41.67
14	43.33
15	45
16	46.67
17	48.33
18	50
19	50
Thereafter:	50

DERIVED INFORMATION [7/12/2004]

$35,625,000
Classes M-4 and M-5
Mezzanine Certificates Offered
(Approximate)

$16,515,336
Class B
Subordinate Certificates Offered
(Approximate)

$423,915,536
TOTAL CERTIFICATES OFFERED & NON-OFFERED

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston LLC Trading Desk at (212) 538-8373.

Breakeven CDR Analysis

The below tables displays the breakeven CDRs (i.e., the highest CDR where the referenced Class does not incur a writedown) and the collateral loss to maturity (shown as a percentage of the initial collateral balance) assuming:

- 75% of the Prospectus Prepayment Curve (PPC)
- Various Loss Severity Percentages
- 12-month lag from default to loss
- Triggers Fail (No Stepdown)

Class M-4

50% Loss Severity		75% Loss Severity		100% Loss Severity	
CDR %	Cum Loss	CDR %	Cum Loss	CDR %	Cum Loss
17.5	21.2%	10.3	22.0%	7.4	22.5%

Class M-5

50% Loss Severity		75% Loss Severity		100% Loss Severity	
CDR %	Cum Loss	CDR %	Cum Loss	CDR %	Cum Loss
15.5	19.6%	9.3	20.3%	6.7	20.7%

Class B

50% Loss Severity		75% Loss Severity		100% Loss Severity	
CDR %	Cum Loss	CDR %	Cum Loss	CDR %	Cum Loss
11.7	16.1%	7.3	16.8%	5.3	17.0%

Appendix

100% Prospectus Prepayment Curve (PPC)

With respect to the Mortgage Loans, 100% of the prepayment assumption (the "PPC") describes prepayments starting at 30% CPR in month 1, and remaining at 30% CPR thereafter.

Class A-4

	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	9.2	7.2	5.5	2.8	2.3	1.7
Principal Window Begin	11-Oct	10-Mar	7-Jun	6-Dec	6-Aug	6-Feb
Principal Window End	14-May	12-Apr	10-Nov	9-Oct	7-Feb	6-Jul